CM 3.17

05038402

BB 3/15

[...]MMISSION
[...]ington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing RECEIVED MAR 01 2005 WASH. D.C. SECTION

SEC FILE NUMBER
8- 37188

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: THE CHAPMAN CO

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5850 WATERLOO RD, STE 140
(No. and Street)

COLUMBIA	MD	21045
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M. LYNN BALLARD 410-480-7095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILKINS MCNAIR, PC
(Name – *if individual, state last, first, middle name*)

201 N. CHARLES ST. STE 1102	BALTIMORE	MD	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/14

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, EARL U. BRAVO, SR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE CHAPMAN CO, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.O.O.

Title

2/28/05 Miriam Grap

Notary Public

Embossed Hereon Is My Howard County, Maryland Notary Public Seal
My Commission Expires May 21, 2007
MIRIAM J. GRAP

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CHAPMAN CO.
AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

THE CHAPMAN CO.
AUDITED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2004 AND 2003

Table of Contents

	Page(s)
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheets	2
Statements of Income	3
Statement of Changes in Stockholders' Deficit	4
Statements of Cash Flows	5
Notes to the Financial Statements	6-11
Other Information	12-14

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
The Chapman Co.
Columbia, Maryland

We have audited the accompanying balance sheets of The Chapman Co. (a Maryland corporation) as of December 31, 2004 and 2003, and the related statements of income, changes in stockholders' deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Chapman Co. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's liabilities are approximately $4,900,000 and the company has a negative net worth of $4,604,015 at December 31, 2004. These conditions raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Walter McBain, Jr., CPA

February 28, 2005

THE CHAPMAN CO.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

SEE INDEPENDENT AUDITORS' REPORT

ASSETS	NOTE(S)	2,004	2,003
Cash	2	$ 212,150	$ 2,000
Cash deposits with clearing organization	2	-	510,000
Investments	2	13,700	11,000
Receivables from brokers and dealers		9,128	11,000
Receivables from affiliates,net	8	-	1,650,000
Advances to officer/employee	8	-	3,000
Prepaids and other assets	2	15,541	16,000
TOTAL ASSETS		$ 250,519	$ 2,203,000
LIABILITIES AND STOCKHOLDERS' DEFICIT			
Accounts payable and accrued expenses		$ 184,835	$ 271,000
Subordinate loan-CHI	3	4,669,699	4,474,000
TOTAL LIABILITIES		$ 4,854,534	$ 4,745,000
STOCKHOLDERS' DEFICIT			
Common stock, $.001 par value, 13,660,000 shares authorized, 1,000 shares issued and outstanding		$ -	$ -
Accumulated deficit		(4,604,015)	(2,542,000)
TOTAL STOCKHOLDERS' DEFICIT		$ (4,604,015)	$ (2,542,000)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT		$ 250,519	$ 2,203,000

See accompanying notes to financial statements.

THE CHAPMAN CO.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

SEE INDEPENDENT AUDITORS' REPORT

REVENUE	NOTE(S)	2004	2003
Commissions	2	$ 282,094	$ 720,000
Underwriting and management fees	2	32,970	190,000
Interest and dividends		20,532	21,000
Gain (loss) on trading, primarily proprietary stock	2	(9,215)	(11,000)
TOTAL REVENUE		$ 326,380	$ 920,000
Interest expense		(195,169)	(196,000)
NET REVENUE		$ 131,211	$ 724,000
EXPENSES			
Compensation and benefits		$ 211,380	$ 425,000
Floor brokerage and clearing fees		52,807	15,000
Bad debts expense	8	1,906,835	
Depreciation and amortization expense	2	-	8,000
Other operating expenses		412,541	222,000
TOTAL EXPENSES		$ 2,583,564	$ 670,000
INCOME BEFORE INCOME TAX BENEFIT		$ (2,452,353)	$ 54,000
Income tax benefit	2,5	-	-
NET INCOME (LOSS)		$ (2,452,353)	$ 54,000

See accompanying notes to financial statements.

THE CHAPMAN CO.
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

SEE INDEPENDENT AUDITORS' REPORT

	Common Stock	Additional paid-in capital	Accumulated deficit	Total stockholders' deficit
Balance, December 31, 2002	$ -	$ -	$ (2,848,000)	$ (2,848,000)
Net income	-	$ -	$ 54,000	$ 54,000
Subsidiary dissolved	-	-	252,000	252,000
Balance, December 31, 2003	$ -	$ -	$ (2,542,000)	$ (2,542,000)
Net (loss)	-	-	(2,452,353)	(2,452,353)
Balance, December 31, 2004	$ -	$ -	$ (4,994,353)	$ (4,994,353)

See accompanying notes to financial statements.

THE CHAPMAN CO.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

SEE INDEPENDENT AUDITORS' REPORT

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (2,452,353)	$ 54,000
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Depreciation and amortization expense	-	8,000
Effect from changes in assets and liabilities		
Deposits with clearing organization	312,938	48,000
Investments	(2,700)	57,000
Receivables from brokers and dealers	2,050	103,000
Receivables from affiliates, net	1,650,000	(114,000)
Prepaids and other assets	281	32,000
Accounts payable and accrued expenses	(86,165)	(55,000)
Advances to officer/employee	2,780	-
Accrued interest on subordinated loan from parent	195,699	(492,000)
NET CASH PROVIDED (APPLIED) FROM OPERATING ACTIVITIES	$ (377,470)	$ (359,000)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Repayment of advances from officer/employee	220	4,000
Sale of equipment	-	19,000
NET CASH PROVIDED FROM INVESTING ACTIVITIES	$ 220	$ 23,000
CASH FLOWS FROM FINANCING ACTIVITIES:		
Subsidiary dissolved	$ -	$ 252,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ -	$ 252,000
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (377,250)	$ (84,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,000	86,000
CASH AND CASH EQUIVALENTS, END OF YEAR	$ (375,250)	$ 2,000

See accompanying notes to financial statements.

Note 1 – Organization and Business

The Chapman Co. (the Company) provides securities brokerage and investment banking services. The Company, during December 1997, became a wholly owned subsidiary of Chapman Holdings, Inc. (Chapman Holdings) as a result of a merger. The Company had two subsidiaries, Chapman Capital Management, Inc. (CCM) and Chapman Insurance Agency, Incorporated (CIA) which were spun off from the Company as part of the initial public offering (IPO) of Chapman Holdings on February 26, 1998. The Company had a subsidiary, Chapman On-Line (COL) that was formed in January 2002. Effective June 20, 2000, Chapman Holdings, Inc., Chapman Capital Management Holdings, Inc. and Chapman Insurance Holdings, Inc. merged into separate wholly owned subsidiaries of *e*Chapman, Inc. (*e*Chapman). *e*Chapman was a newly formed corporation designed to bring these companies together and to take advantage of the unique opportunities presented by the growth of the internet. Chapman On-Line subsidiary of the Chapman Company has dissolved as of December 31, 2002.

The Company allocates compensation, benefits and other costs to CCM, CIA and *e*Chapman on a proportional allocation cost method which management believes is reasonable. Compensation and benefits are allocated based on management's estimate of the percentage of time employees spend performing services for CCM, CIA and *e*Chapman. Other costs, consisting of communications, occupancy and administrative support, are allocated based on estimated usage by CCM, CIA and *e*Chapman. Subsequent to December 31, 2004, management is contemplating utilizing a direct approach as it relates to expense recognition to eliminate the need to allocate the expenses among business units.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States and include the operations of the Company. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Going concern

The Company has a substantial doubt about its ability to continue as a going concern. The pending legal issues, (as it relates to its key officers) and the adverse economic conditions due to market uncertainties has limited the ability of the company to generate revenue. As shown in the accompanying financial statements as of December 31, 2004 liabilities

approximate $4,900,000 and Company stockholders' deficit of $4,604,015 as of December 31, 2004. Ninety-seven percent of the Company's accounts payable have been outstanding since 2003 demonstrating an inability for the company to pay its liabilities when due. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Cash and cash equivalents

For purposes of the statement of cash flows, cash equivalents include demand deposits, time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2004 Cash and cash equivalents includes cash invested in the U.S. Treasury Money Fund, a fund managed by Chapman Capital Management, Inc., an affiliate.

Investments

Investments as of December 31, 2004, consist of investments in common stock of private companies, in which costs approximates market. As of December 31, 2004, the $13,700 of investments held was classified as available for sale in accordance with Statements of Financial Accounting Standards 115.

Financial instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, receivable, investments, advances, accounts payable and accrued expenses, and subordinated loan from parent approximate fair value.

Segment reporting

The Company has determined that it has only one segment, securities brokerage and investment banking services. The Company came to this conclusion because the Company operates in one regulatory environment and has only one management group that manages the entire Company. Information on the Company's results is provided as one segment to the key decision-maker to make decisions.

Comprehensive income

The Company does not have any comprehensive income adjustments for the periods presented, and therefore, comprehensive income equals net income.

Revenue recognition

The Company records commission revenue and related expenses on a trade date basis as the securities transactions occur. Management fees are recognized in the period the services are provided, and underwriting fees are recognized when the transactions close.

Volatility of business

The Company's revenues and operating results may fluctuate from month to month, quarter to quarter and year to year due to a combination of factors, including the number of underwriting transactions in which the Company participates, access to public markets for companies in which the Company has invested as a principal, the level of institutional and retail brokerage transactions, and expenses of establishing new business units. The Company's revenues from an underwriting transaction are recorded only when the underwritten security commences trading; accordingly, the timing of the Company's recognition of revenue from a significant transaction can materially affect the Company's operating results. As a result, the Company could experience losses if demand for the above transactions decline faster than the Company's ability to change its cost structure.

Office equipment

As of December 31, 2004, office equipment was fully depreciated.

Transactions with clearing organization

The Company is required to have cash on deposit with its clearing agent for general trading purposes. In addition, receivables from and payables to the clearing organization arise from cash settlements on ordinary trading activity and clearing expenses.

Proprietary accounts held at the clearing organization (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing organization to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

Income taxes

The Company accounts for income taxes under the separate company liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

Note 3 – Subordinated Loan from Parent

The statements of changes in subordinated loan from Parent for the year ended December 31, 2004 is as follows:

	The Chapman Co.
Balance, December 31, 2003	$ 4,474,000
Interest accrued	195,699
Balance, December 31, 2004	$ 4,669,699

Note 4 – Commitments and Contingencies

The Company clears all transactions for its brokerage customers through its clearing agent, on a fully disclose basis, which carries and clears all customer securities accounts. The clearing agent also lends funds to the Company's brokerage customers through the use of margin credit. These loans are made to customers on a secured basis, with the clearing agent maintaining collateral in the form of saleable securities, cash or cash equivalents. Pursuant to the terms of the agreement between the Company and the clearing agent, in the event that customers fail to pay for their purchases, to supply the securities that they have sold, or to repay funds they have borrowed, and the clearing agent satisfies any customer obligations, the Company would be obligated to indemnify the clearing agent for any resulting losses. For the year ended December 31, 2004, the Company did not incur such losses.

Securities brokerage firms become parties to arbitrations brought by dissatisfied customers in the general course of business. The Company has been and is currently a party to such proceedings, none of which has resulted or which management believes will result in any material liability.

The Company was advised in late November 2001 that the Securities and Exchange Commission (SEC) has entered an order of a formal, non-public investigation relating to certain sales and record keeping practices of the Chapman Company. The investigation is continuing. The outcome of this matter is currently unknown.

Note 5 – Income Taxes

The company recorded a net loss of $2,062,015 for the year ended December 31, 2004. Accordingly, it has no federal or state income tax obligations for the year ended December 31, 2004.

Note 6– Regulatory Requirements

The Company was subject to compliance with various SEC and NASD regulations. During 2000, the SEC and NASD performed a periodic review of the Company's records and procedures for compliance with its requirements. This review identified several items for which the Company was in violation. These violations may subject the Company to fines and other penalties. As the SEC and NASD have not completed their review, the amount, if any, or fines or other penalties, is not known and not recorded in the financial statements.

The Company claims exemption K(2)(ii) from Rule 15c3-3 as all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is the Pershing Division of Donaldson, Lufkin & Jenrette, with Firm SEC #8-17574.

Note 7 – Employees Savings plan

The Company's Retirement Savings Plan, a 401(k) plan, provides participants a mechanism for making contributions for retirement savings. Each participant may make pre-tax and after-tax contributions based on eligible compensation. The Company may make discretionary contributions based on the participants' compensation for the plan year. The Company elected not to contribute to the plan for the years ended December 31, 2004 and 2003.

Note 8 – Related Party Transactions

As of December 31, 2000, the Company had outstanding advances to its majority stockholder of $251,000. The advances to the majority stockholder were reflected in two notes. One note was a three-year note that accrued interest at a rate of 5.54 percent per annum. No interest or principal payments were due until maturity, which was February 2001. There was also a demand note that accrued interest at 5.5 percent per annum. Both of the above notes were rolled into one demand note on February 22, 2001. The interest rate on the note is based on the IRS applicable federal rate in effect from time to time. As of February 22, 2001, this was transferred from the Company to *e*Chapman. The Company also has $3,000 of advances to employees as of December 31, 2004 which has been deemed uncollectible and was written off the books as bad debt expense.

The Company shares office space, certain employees and other overhead with certain other entities controlled by the majority stockholder including CCM, CIA and *e*Chapman. The

Company allocates compensation and benefits expense to CCM, CIA and *e*Chapman based on actual compensation and benefits expense and the estimated percentage of the employee's time spent performing services for each entity. The Company allocates other expenses based on estimated usage.

Receivables from affiliates consist of receivables from *e*Chapman related to the above agreement. During 2004, the Company had net receivables from *e*Chapman of $1,650,000 related to costs paid on their behalf for operations. At year end these receivables as deemed uncollectible and was written off the books as bad debt expense.

In May 1998, the Company obtained a subordinated loan from Chapman Holdings, Inc. in the amount of $2,500,000. The loan accrued interest at a rate of 5.57 percent per annum and matured on May 31, 2001. In February 2001 and 2004 (see subsequent event), the Company renewed the existing subordinated loan agreement from Chapman Holdings in the amount of $2,500,000. This loan continues to accrue interest at the rate of 5.57 percent per annum and matures on February 26, 2007.

In August 2000, the Company obtained a subordinated loan from Chapman Holdings, Inc. in the amount of $1,000,000. The loan accrues at a rate of 5.57 percent per annum and matures on March 6, 2006. Subsequent to December 31, 2003 the subordinate note dated May 1998 was renewed the existing subordinated loan agreement from Chapman Holdings in the amount of $2,500,000. This loan continues to accrue interest at the rate of 5.57 percent per annum and matures on February 26, 2007.

OTHER INFORMATION

To the Board of Directors of
*e*Chapman, Inc.

In planning and performing our audits of the financial statements of The Chapman Co. (the Company) for the years ended December 31, 2004 and 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by The Chapman Co., including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making Quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures that can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide

management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low risk the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004 and 2003, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealer, and is not intended to be and should not be used by anyone other than these specified parties.

Walter McGrain, Jr., CPA

February 24, 2005

THE CHAPMAN CO.
SCHEDULE OF COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2004

	2004	2003
Net Capital:		
Total Stockholder's deficit	$ (4,604,015)	$ (2,542,000)
Subordinated loan and accrued interest	4,669,699	4,474,000
Total Equity and subordinated loan	$ 65,684	$ 1,932,000
Adjusted net capital:		
Deductions and/or charges:		
Receivable from broker dealers	$ 8,943	$ 11,000
Due from affiliates	-	1,650,000
Other assets	15,541	16,000
Unsecured receivables	-	3,000
Haircut on securities	-	-
Total Deductions	$ 24,484	$ 1,680,000
Net Capital	$ 41,200	$ 252,000
Computation of basic net capital requirement:		
Minimum net capital required	5,875	100,000
Total excess net capital	$ 35,325	$ 152,000
Aggregate indebtedness:		
Accounts payable and accrued expenses of broker	$ 184,835	$ 271,000
Reconciliation with company's computation (included in part II A of form X-17a-5 as of December 31, 2004):		
Net capital as reported in company's part II A focus report (unaudited)	$ 36,258	$ 258,000
Net audit adjustments	4,942	(6,000)
Net capital per above	$ 41,200	$ 252,000